Prospectus Supplement No. 1	Rule 424(b)(7)
(to Prospectus dated June 14, 2013)	File No. 333-189369

OPKO Health, Inc.

$175,000,000 3.00% Convertible Senior Notes due 2033

24,759,473 shares of Common Stock

This prospectus supplement no. 1 supplements and amends the prospectus dated June 14, 2013, relating to the resale from time to time by the selling securityholders named in the prospectus and in this prospectus supplement of up to $175,000,000 aggregate principal amount of our 3.00% Convertible Senior Notes due 2033 and the 24,759,473 shares of our common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus, except to the extent that the information in this prospectus supplement supersedes or supplements any information contained in the prospectus.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 5 of the prospectus, as well as the risk factors that are incorporated by reference in the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is July 17, 2013

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the caption “Selling Securityholders” is amended in its entirety with respect to certain selling securityholders by replacing the information included in the prospectus regarding such selling securityholders identified in the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the table below.

The information set forth below is based solely on information provided, on or before July 12, 2013, by or on behalf of the selling securityholders with respect to the beneficial ownership, voting and dispositive control of the notes and common stock issuable upon conversion of the notes. Information concerning the selling securityholders may change from time to time. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible under the prospectus (as amended and supplemented hereby). Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us the information regarding their notes.

Revised Information Regarding Selling Securityholders

				Principal Amount of Notes and Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Common Stock Beneficially Owned(2)	Common Stock Offered (1)(2)	Number	Percent
Aviva Investors Global Convertible Absolute Return Fund(3)	2,000,000	282,965	282,965	0	*
Aviva Investors Global Convertible Beta Fund(4)	7,000,000	990,378	990,378	0	*
Aviva Investors Global Convertible Fund(5)	16,000,000	2,263,723	2,263,723	0	*
Bancroft Fund Ltd.	671,000	94,934	94,934	0	*
Ellsworth Fund Ltd.	670,000	94,793	94,793	0	*

*	Less than one percent.

Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(1)

Assumes offer and sale of all notes and shares of common stock issuable upon conversion of the notes, although selling securityholders are not obligated to sell any notes or shares of common stock. The percentages reflected are based on 336,756,705 shares outstanding as of July 12, 2013.

(2)

The number of shares of common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by such holder is at the initial conversion rate of 141.4827 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)

Aviva Investors Global Convertible Absolute Return Fund has indicated that David Clott, Senior Portfolio Manager, and Shawn Mato, Senior Portfolio Manager, exercise voting or investment control over the notes and common stock issuable upon conversion of the notes held by it.

(4)

Aviva Investors Global Convertible Beta Fund has indicated that David Clott, Senior Portfolio Manager, Shawn Mato, Senior Portfolio Manager, and Justin Craib-Cox, Portfolio Manager, exercise voting or investment control over the notes and common stock issuable upon conversion of the notes held by it.

(5)

Aviva Investors Global Convertible Fund has indicated that David Clott, Senior Portfolio Manager, Shawn Mato, Senior Portfolio Manager, and Justin Craib-Cox, Portfolio Manager, exercise voting or investment control over the notes and common stock issuable upon conversion of the notes held by it.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us, our predecessors or affiliates, within the past three years.